UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		February 28, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
DPAC Technologies Corp. Full Name of Registrant
Not applicable Former Name if Applicable
7321 Lincoln Way Address of Principal Executive Office (Street and Number)
Garden Grove, California 92841 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

This will be the Registrant's first annual report after our changing registered accountants and discontinuing our manufacturing operations. Accordingly, there were additional items to review, and the review required more time. Contributing to the other delays mentioned below, our registered independent public accountants and previous registered independent public accountants encountered a delay connected to the Registrant's responding to and clearing up SEC comments about the Registrant's fiscal year 2004 financial statements and filings. The Registrant's registered independent certified public accountants could not timely complete their review of the new presentation (relating to discontinued operations) of prior year financial statements before the due date for filing. The Registrant called upon its current accountants to do this work, reformatting the historic financial statements upon which the previous registered independent public accountants have issued audit reports, on short notice for reasons beyond the Registrant's control when the previous registered independent public accountants informed us relatively late that they would or could not timely complete the related audit procedures. Furthermore, the registered independent public accountants could not review our Form 10-K filing pending completion of the audit without incurring unreasonable effort and expense.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen J. Vukadinovich (Name)	(714) (Area Code)	899-7552 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DPAC Technologies Corp. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 27, 2005	By	/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

ATTACHMENT--(3) Explanation of anticipated change

        The Registrant's financial statements were re-formatted to separate the "continuing" from the "discontinued" operations.

        The Registrant issued a news release announcing that its registered independent auditors are to include a going concern emphasis paragraph. Also it described that the Registrant's goodwill would be entirely written off in the fourth quarter of the fiscal year 2005, resulting in a charge to earnings of $4,528,000.

        These statements about results of operations are furnished as estimates only, and Registrant's financial statements to be filed in the Registrant's Form 10-K for the fiscal year 2005 after completion of the review thereof by Registrant's registered independent auditors may differ from these estimates.